GLIDELOGIC CORP.

21/1 Erkindik Ave, ste. 187

Bishkek, Kyrgyzstan 720000

Tel.  (786) 708-6089

July 12, 2021

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Glidelogic Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed May 12, 2021

       File No. 333-254750

Dear Mr. Kim,

GLIDELOGIC CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated May 28, 2021 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 12, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1/A filed May 12, 2021

General

1. In response to prior comment 1, you reference having negotiated a consulting agreement that is expected to generate up to $20,000 in revenue. Please clarify whether you have entered into this consulting agreement. If so, please describe the terms of the consulting agreement, including providing a description of the consulting services that you will provide. Further, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: We have described the terms of the consulting agreement. We have filed the consulting agreement as an exhibit.

2. Please provide an updated consent from your Independent Registered Public Accounting Firm

Response: We have filed updated consent from our Independent Registered Public Accounting Firm.

Please direct any further comments or questions you may have to the company at glidelogic@yandex.com

Thank you.

Sincerely,

/S/ Daniella Strygina

Daniella Strygina, President